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MAR 16 2020

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69904

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2019 (MM/DD/YY) AND ENDING 12/31/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Secure Capital Research, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1925 Central Street, Suite 300
(No. and Street)

Kansas City,	MO	64108
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Rush Olney (816) 298-9075
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Alvarez & Associates, Inc. Certified Public Accountants
(Name – *if individual, state last, first, middle name*)

9221 Corbin Ave., Suite 165	Northridge,	CA	91324
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Rush Olney, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Secure Capital Research, LLC, as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CCO

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

ADAM J. CARNEY
NOTARY PUBLIC-NOTARY SEAL
STATE OF MISSOURI
JACKSON COUNTY
COMMISSION # 19754345
MY COMMISSION EXPIRES: JUNE 2, 2023

State of Missouri
County of Jackson
Subscribed and sworn to (or affirmed) before me on this 13th day of March, 2020 by Rush Olney proved to me on the basis of satisfactory evidences to be the person who appeared before me.
Notary Public Adam J Carney

ALVAREZ & ASSOCIATES, INC
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Those Charged with Governance and the Members of Secure Capital Research, LLC:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Secure Capital Research, LLC (the "Company") as of December 31, 2019, the related statements of operations, changes in members' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information contained in Schedules I and II ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, Schedules I and II are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Alvarez & Associates, Inc.

Alvarez & Associates, Inc.

We have served as the Company's auditor since 2018.
Northridge, California
March 12, 2020

9221 Corbin Avenue Suite 165
Northridge, California 91324
Chicago, Dallas, Los Angeles, New York, San Francisco, Seattle
800.848.0008
www.AAICPAs.com

Secure Capital Research, LLC
Statement of Financial Condition
December 31, 2019

Assets		
Cash	$	15,187
Right of use asset	$	29,014
Total Assets	$	44,201
Liabilities and Members' Equity		
Accounts Payable & Accrued Expenses	$	-
Lease Liability	$	29,818
Total Liabilities	$	29,818
Members' Equity		
Members' Equity	$	14,383
Total Members' Equity	$	14,383
Total liabilities and members' equity	$	44,201

The accompanying notes are an integral part of these financial statements

Secure Capital Research, LLC
Statement of Operations
For the Year Ended December 31, 2019

Revenues		
Fee Income	$	-
Total Revenues	$	-
Expenses		
Consulting	$	36,000
Rent	$	31,931
Commissions	$	-
Telephone/Internet	$	-
Accounting	$	-
Travel & Entertainment	$	-
Legal & Other	$	48,581
Total Expenses	$	116,512
Net Income (Loss)	$	(116,512)

The accompanying notes are an integral part of these financial statements

Secure Capital Research, LLC
Statement of Changes in Members' Equity
For the Year Ended December 31, 2019

Balance at January 1, 2019	$	13,645
Net Income (Loss)	$	(116,512)
Contributions (Distributions)	$	117,250
Balance at December 31, 2019	$	14,383

The accompanying notes are an integral part of these financial statements

Secure Capital Research, LLC
Stetement of Cash Flows
For the Year Ended December 31, 2019

Cash flows from operating activities		
Net Income (Loss)	$	(116,512)
Amortized of right of use asset	$	29,015
Net cash used by operating activities	$	(87,497)
Cash Flows from Investing Activites	$	-
Cash Flow From Financing Activites	$	-
Contributions	$	117,250
Principal payments on operating lease liabilities	$	(28,211)
Net cash provided by financing activites	$	89,039
Increase in cash	$	1,542
Cash at January 1, 2019	$	13,645
Cash at December 31, 2019	$	15,187
Supplemental disclosure of cash flow information:		
Cash paid during the year for:		
Interest	$	-
Income Taxes	$	-
Supplemental disclosure on non-cash transsactions:		
Right of use asset	$	58,029
Lease liability	$	58,879

The accompanying notes are an integral part of these financial statements

Secure Capital Research, LLC
Notes to the Financial Statements
December 31, 2019

NOTE1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

Secure Capital Research, LLC (the "Company") (Name change from 7000 Miles, LLC) was organized in the State of Missouri on November 3, 2016. The Company is a registered broker-dealer in securities under the Securities and Exchange Act of 1934. The Company is a member of the Financial Industry Regulatory Authority ("FINRA"), and the Securities Investor Protection Corporation ("SIPC").

Under its membership agreement with FINRA and pursuant to Rule 15e3-3(k)(2)(i), the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

The firm will be compensated for its EB-5 Program private placements directly by the issuer through origination fees. Private placement income is recognized upon the execution of the transaction(s) relating to the income.

The Company, with the consent of its Members, has elected to be a Missouri Limited Liability Company. For tax purposes the Company is treated like a partnership, therefore in lieu of business income taxes, the Members are taxed on the Company's taxable income. Accordingly, no provision or liability for Federal Income Taxes is included in these financial statements

The Company has adopted authoritative standards of accounting for the disclosure of events that occur after the balance sheet date but before the financial statements are issued or are available to be issued. These standards require the Company to recognize in the financial statements the effects of all recognized subsequent events that provide additional evidence about conditions that existed at the date of the balance sheet For non-recognized subsequent events that must be disclosed to keep the financial statements from being misleading, the Company is required to disclose the nature of the event as well as an estimate of its financial effect or a statement that such estimate cannot be made. In addition, the Company is required to disclose the date through which subsequent events have been evaluated. The Company has evaluated subsequent events through the issuance of their financial statements (See Note 5).

NOTE 2: INCOME TAXES

As discussed in the Summary of Significant Accounting Policies (Note 1), all tax effects of the Company's income or loss are passed through to the members. Therefore, no provision or liability for Federal Income Taxes is included in these financial statements

NOTE 3: COMMITMENTS AND CONTINGENCIES

Commitments

In the normal course of business, the Company could be threatened with, or named as a defendant in, lawsuits, arbitrations, and administrative claims. Such matters that are reported to regulators such as the SEC or FINRA and investigated by such regulators, may, if pursued, result in formal arbitration claims being filed against the Company and/or disciplinary action being taken against the Company by regulators. Any such claims or disciplinary actions that are decided against the Company could harm the Company's business. The Company is also subject to periodic regulatory audits and inspections, which could result in fines or other disciplinary actions. Unfavorable outcomes in such matters may result in a material impact to the Company's financial position, statement of income or cash flows. As of December 31, 2019, management is not aware of any commitments or contingencies that could have a material impact on the financial statements.

NOTE 4: Lease

Effective 12/31/2019, the Company adopted the new FASB accounting standard ASC 842, Leases, which governs the accounting and reporting of leases by lessees. Lessor accounting and reporting is largely unchanged. ASC 842 generally applies to leases that have a lease term greater than 12 months at lease commencement, or that include an option to purchase the underlying asset the Company is reasonably certain to exercise. ASC 842's principal changes are: 1) recognizing leases on the Statement of Financial Condition by recording a Right-of-use asset and a Lease liability; 2) changes in lease expense recognition during the lease term based on its classification as an Operating lease or Finance lease; and 3) expanded disclosures of lease agreements, costs and other matters.

The Company is a lessee in a noncancelable operating lease for office space subject to ASC 842, as disclosed in Note 1. Under the modified retrospective transition method, the Company recorded a Right-of-use asset of $58,029 and a Lease liability in the amount of $58,879 as of December 31, 2019.

NOTE 5: SUBSEQUENT EVENTS

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events that took place that would have a material impact on its financial statements.

NOTE 6: RECENTLY ISSUED ACCOUNTING STANDARDS

Effective 12/31/2019, the Company adopted the new FASB accounting standard ASC 842, Leases, which governs the accounting and reporting of leases by lessees. Lessor accounting and reporting is largely unchanged. ASC 842 generally applies to leases that have a lease term greater than 12 months at lease commencement, or that include an option to purchase the underlying asset the Company is reasonably certain to exercise. ASC 842's principal changes are: 1) recognizing leases on the Statement of Financial Condition by recording a Right-of-use asset and a Lease liability; 2) changes in lease expense recognition during the lease term based on its classification as an Operating lease or Finance lease; and 3) expanded disclosures of lease agreements, costs and other matters.

The Company is a lessee in a noncancelable operating lease for office space subject to ASC 842, as disclosed in Note 1. Under the modified retrospective transition method, the Company recorded a Right-of-use asset of $58,029 and a Lease liability in the amount of $58,879 as of December 31, 2019.

NOTE 7: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital both as defined shall not exceed 15 to 1. Rule 15c31 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2019, the Company had net capital of $14,383 which was $9,383 in excess of its required net capital of $5,000; and the Company's ratio of aggregate indebtedness ($804) to net capital was .06 to 1.

The Company claimed an exemption from 17 C.F.R §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3(k)(2)(i). The Company has complied with the exemptive requirements of Rule 15c3-3 and did not maintain possession or control of any customer funds or securities for the year end December 31, 2019 without exception.

Secure Capital Research, LLC
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of December 31, 2019

Members' Equity	$	14,383		
Total Members' Equity			$	14,383
Less: Non-allowable assets	$	-		
Total non-allowable assets			$	-
Net Capital			$	14,383
Computation of Net Capital Requirements				
Minimum net captial requirement				
6 2/3 percent of net aggregate indebtedness	$	54		
Minimum dollar net capital required	$	5,000		
Net capital required (greater of above)			$	(5,000)
Excess net capital			$	9,383
Aggregate Indebtedness			$	804
Ratio of aggregate indebtedness to net capital				0.06:1

There was no material difference between the computation of Net Capital presented above and the Company's unaudited Form X-17a-5, Part IIA as of December 31, 2019, as filed.

See Report of Independent Registered Public Accounting Firm

Secure Capital Research, LLC
Schedule II – Computation for Determination of the Reserve Requirements and Information Relating to Possession of Control Requirements for Brokers and Dealers Pursuant to SEC Rule 15c3-3
As of December 31, 2019

The Company is exempt from the provision of Rule 15c3-3 under paragraph (k)(2)(i) in that the Company carries no accounts, does not hold funds or securities for, or owe money or securities to customers. Accordingly, there are no items to report under the requirements of this Rule.

See report of independent registered public accounting firm

Secure Capital Research, LLC

Report Pursuant to Rule 17a-5 (d)

on Exemption Provisions

For the Year Ended December 31, 2019

ALVAREZ & ASSOCIATES, INC
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Those Charged with Governance and the Members of Secure Capital Research, LLC:

We have reviewed management's statements, included in the accompanying Assertions Regarding Exemption Provisions, in which (1) Secure Capital Research, LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Secure Capital Research, LLC claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(i) (the "exemption provisions") and (2) Secure Capital Research, LLC stated that Secure Capital Research, LLC met the identified exemption provisions throughout the year ended December 31, 2019 without exception. Secure Capital Research, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Secure Capital Research, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Alvarez & Associates, Inc.

Alvarez & Associates, Inc.

Northridge, California
March 12, 2020

Secure Capital Research, LLC
EXEMPTION REPORT
INFORMATION RELATING TO THE POSSESSION OF CONTROL REQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2019

The Company claimed an exemption from 17 C.F.R §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3(k)(2)(i). The Company has complied with the exemptive requirements of Rule 15c3-3 and did not maintain possession or control of any customer funds or securities for the year ended December 31, 2019 without exception.

By: ____________________

Rush Olney

Chief Compliance Officer